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                                                                  Exhibit (a)(4)

        Form Of Cover Letter To Employees Accompanying Offer To Exchange

October 30, 2001

Dear Employee Option Holder:

N2H2 recognizes that many of the stock options granted under the N2H2 Stock Option Plans may not be providing the intended incentive to our valued employees. In fact, the current economic and industry downturn has resulted in greater than a high percentage of the stock options currently held by employees being `underwater', that is, with a grant price that is well above the current market price of our common shares.

Accordingly, we are pleased to commence the offer to eligible employees to exchange certain currently outstanding options for new options expected to be granted on or about June 1, 2002. Our goal is to ensure that stock options continue to fuel employee commitment, motivation and enthusiasm, and our ability to attract and retain the talent so important to our long-term success.

There are many important details regarding this voluntary offer contained in the Offer to Exchange and other related documents that accompany this letter, and you are urged to read these materials thoroughly. However, some key elements of the offer are worth highlighting:

    - Eligible options are only those options granted on or before May 29, 2001 under the N2H2, Inc. 1997 Stock Option Plan, 1999 Stock Option Plan, 1999/2000 Transition Stock Option Plan and/or the 2000 Stock Option Plan:

    - For eligible options granted on or before May 29, 2001, we will grant new options equal to one of the number of eligible options canceled in the offer less the total grant of options issued on October 31, 2000. Only complete grants can be offered to be exchanged. No partial grants may be exchanged.

    - The terms and conditions of the new options will be substantially similar to the terms and conditions of your eligible options that are tendered and accepted for exchange.

    - The per share exercise price of the new options granted to you will equal 100% of the market price of our common shares on the date we grant the new options, currently expected to be June 1, 2002.

This offer is not open to the public. It is extended only to eligible employees of N2H2 or one of its eligible subsidiaries as outlined in the Offer to Exchange. The information provided in the Offer to Exchange goes into greater detail on the eligibility requirements.

There is no way to predict what the price of our common shares will be between now and on June 1, 2002, or thereafter. It is possible that the market price of our common shares on the date of grant of any new options will be higher than the current exercise price of eligible options. Thus, eligible employees should make a decision to participate in this offer only after careful, considered thought. N2H2 makes no recommendation as to whether you should participate in this offer.

If you decide to tender your eligible options for exchange under this offer, you must properly complete and submit the signature page to the acceptance letter NO LATER THAN 11:59 P.M. pacific standard time, November 29, 2001, by regular external mail or facsimile. E-MAIL DELIVERY AND ANY FORM OF INTEROFFICE MAIL CANNOT BE ACCEPTED.


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You will be notified in writing after your documents are received.

Submit your forms or forward any questions you might have about the offer to:

        N2H2, INC.
        Stock Option Administration-
        Option Exchange Program
        c/o J. Paul Quinn
        900 Fourth Avenue, Suite 3600
        Seattle, Washington 98164
        telephone: (206) 336-1501
        facsimile: (206) 336-2934
        e-mail:    pquinn@n2h2.com

Highly motivated employees are critical to making N2H2 the most valued company to our customers, shareholders, and employees and we hope that this program will further that goal. We thank you for your continued efforts on behalf of N2H2.

Sincerely,

/s/ J. Paul Quinn
--------------------------------------------
J. Paul Quinn
Vice President, CFO, Secretary and Treasurer



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